Letter Agreement

TO: PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020

Dear Ladies and Gentlemen:

     Pursuant to an Interim Services Agreement dated as of May 28, 2013, between PFS Funds (the “Trust”), a Massachusetts business trust, and Outfitter Financial Corp. (the “Adviser”), the Adviser receives a fee of 0.24% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, the cost of acquired funds and extraordinary expenses. Pursuant to an Interim Management Agreement dated as of May 28, 2013 the Adviser receives an investment management fee equal to 0.95% of the average daily net assets of the Fund.

     We hereby contractually agree to waive Interim Services Agreement fees and Interim Management Agreement fees and/or reimburse the Fund for expenses it incurs during the period noted below, but only to the extent necessary to maintain the total annual operating expenses of the Fund (excluding brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, the cost of acquired funds and extraordinary expenses) at 0.94% of its average daily net assets for that period. This wavier shall become effective June 1, 2013 and last through the end of the term of the Interim Services Agreement and the Interim Management Agreement; however, should shareholders of the Outfitter Fund approve the terms of a new management agreement at the special shareholder meeting scheduled to occur on or about August 15, 2013 and the Board of Trustees of the Fund approve a new services agreement and a new management agreement at its meeting scheduled for June 13, 2013, the waiver shall extend through September 30, 2014. Additionally, we hereby agree to honor the Letter Agreement currently in effect through May 31, 2013 which maintains total annual operating expenses of the Fund at the rate of 0.84% rather than 0.94% with the same exceptions noted above.

Very truly yours, Outfitter Financial Corp. By: /s/ Benjamin J. Peress Print Name: Benjamin J. Peress Title: President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer